SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-96257
CUSIP Number: 872161104

 Form 10-K     Form 20-F     Form 11-K     Form 10-Q     Form N-SAR     Form N-CSR

For the Period Ended: December 31, 2004

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TAG Entertainment Corp.
Full Name of Registrant

9916 South Santa Monica Blvd., First Floor
Address of Principal Executive Offices (street and number)

Beverly Hills, California 90212
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TAG Entertainment Corp. (the "Registrant") files this report for a 15-day extension, from March 31, 2005 to April 15, 2005, for filing its Annual Report on Form 10-KSB for the period ended December 31, 2004 ("Form 10-KSB"). The Registrant will not be in position to file its Form 10-KSB by March 31, 2005 without unreasonable effort or expense because the Registrant is still in the process of providing information necessary for its auditor to complete their documentation and related audit procedures in connection with rendering their opinion on the Registrant's financial statements. The Registrant, as previously reported in its Current Reports on Form 8-K and 8-K/A filed on February 16, 2005 and February 24, 2005, respectively, recently changed its independent accountants and auditors. As a result, additional time is required for management to provide to its new auditors all of the information that they require and for the new auditors to complete their review and audit procedures. Attached hereto as Exhibit A is the statement of the Registrant's auditor, AJ Robbins PC, pursuant to Rule 12b-25. The Registrant anticipates that it will be able to file its Form 10-KSB by April 15, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve Austin	(310)	227-3700
Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       Yes       No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes       No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

TAG Entertainment Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005	By:	/s/ Steve Austin
Steve Austin Chief Executive Officer